AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2003.
                                                   REGISTRATION NO. 333-107067
_______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ____________________________
                              AMENDMENT NO. 2 TO
                                   FORM S-3
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                         ____________________________
                           ANTHRACITE CAPITAL, INC.
            (Exact name of Registrant as specified in its charter)

                                   MARYLAND
                        (State or other jurisdiction of
                        incorporation or organization)

                                  13-3978906
                     (I.R.S. Employer Identification No.)
                         ____________________________

                              40 EAST 52ND STREET
                           NEW YORK, NEW YORK 10022
                                (212) 409-3333
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
               of each Registrant's Principal Executive Offices)

                         ____________________________

                                Hugh R. Frater
                     President and Chief Executive Officer
                           Anthracite Capital, Inc.
                              40 East 52nd Street
                           New York, New York 10022
                                (212) 409-3333

          (name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPY TO:

                          David J. Goldschmidt, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000
                         ____________________________


         Approximate date of commencement of proposed sale to the public: from time to time or at one time after the effective date of this registration statement as determined by the selling stockholders.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                   ________________________________________

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

                   ________________________________________


The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion, dated August 7, 2003

PROSPECTUS

                                 92,400 SHARES

                           ANTHRACITE CAPITAL, INC.

                                 COMMON STOCK

                            _______________________

         This prospectus relates to up to 92,400 shares of our common stock, par value $0.001 per share, which may be offered from time to time by the selling stockholders named in this prospectus. The shares of common stock offered by the selling stockholders include up to 92,400 shares of our common stock issuable upon the exercise of stock options of CORE Cap, Inc. that we assumed in connection with our acquisition of CORE Cap, Inc. on May 15, 2000. We refer to the stock options of CORE Cap, Inc. as the "Options" in this prospectus. The Options were converted into rights to purchase shares of our common stock upon the consummation of the acquisition. We will not receive any proceeds from the sale of the shares of common stock; rather, each of the selling stockholders will receive all of the net proceeds from the sale of their respective shares of common stock. One of the holders of the Options is currently an unaffiliated director of our board of directors. None of the holders of the Options are, or have been, our employees.

         We will pay all of the expenses incident to the registration of these shares of our common stock under the Securities Act of 1933, as amended.

         Our common stock is listed on the New York Stock Exchange under the symbol "AHR." The closing price of our common stock as quoted on the New York Stock Exchange on August 6, 2003 was $10.50 per share.

         An Investment in Our Common Stock Involves Significant Risks. See "Risk Factors" Beginning on Page 3.

                            _______________________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            _______________________

              The date of this prospectus is August    , 2003.

                              TABLE OF CONTENTS


                                                                          PAGE

Cautionary Statement Concerning Forward-Looking Statements................. 1
Anthracite Capital and The Manager......................................... 1
Risk Factors................................................................3
Use Of Proceeds.............................................................8
Federal Income Tax Considerations...........................................9
Selling Stockholders.......................................................21
Plan Of Distribution.......................................................23
Legal Matters..............................................................24
Experts....................................................................25
Where You Can Find More Information........................................25

                            _______________________

References in this prospectus to "Anthracite," "we," "us," or "our" refer to Anthracite Capital, Inc.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         Some statements contained or incorporated by reference in this prospectus constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "believe," "expect," "anticipate," "intend," "estimate," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outlook," "outcome," "continue," "remain," "maintain," "strive," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "would," "should," "could," "may," or similar terms or variations on those terms or the negative of those terms.

         Actual results could differ materially from those set forth in forward-looking statements and future results could differ materially from historical performance due to a variety of factors, including, but not limited to: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in deterioration in credit performance; (3) the performance and operations of our manager; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions; (7) the extent and timing of any share repurchases; (8) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (9) the impact of legislative and regulatory actions and reforms; (10) terrorist activities, which may adversely affect the general economy, financial and capital markets, the real estate industry and us; and (11) the ability of our manager to attract and retain highly talented professionals. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in this prospectus.

                   ANTHRACITE CAPITAL, INC. AND THE MANAGER

         We are a real estate finance company that generates income based on the spread between the interest income on our mortgage loans and securities investments and the interest expense from borrowings to finance our investments. Our primary activity is investing in high yielding commercial real estate debt. We focus on acquiring pools of performing loans in the form of commercial mortgage backed securities ("CMBS"), issuing secured debt backed by CMBS and providing strategic capital for the commercial real estate industry in the form of mezzanine loan financing. We were formed in November 1997 as a Maryland corporation and commenced operations on March 24, 1998.

         We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") beginning with our 1998 taxable year, and we will generally not be subject to federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a REIT. Our address is 40 East 52nd Street, New York, New York 10022, and our Internet address is www.anthracitecapital.com. The information on our Internet site is not part of this prospectus. Our operations are managed by BlackRock Financial Management, Inc., which is referred to in this prospectus as "BlackRock." We have no ownership interest in BlackRock.

         BlackRock is a subsidiary of PNC Bank, National Association ("PNC Bank"), which is itself a wholly owned subsidiary of The PNC Financial Services Group, Inc. (NYSE: PNC). Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is one of the largest investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 40 East 52nd Street, New York, New York 10022, and BlackRock's Internet address is www.blackrock.com. The information on BlackRock's Internet site is not part of this prospectus.

                                 RISK FACTORS

Conflicts of interest of BlackRock may result in decisions that do not fully reflect stockholders' best interests.

         Anthracite and BlackRock have common officers and directors, which may present conflicts of interest in Anthracite's dealings with BlackRock and its affiliates, including Anthracite's purchase of assets originated by such affiliates. For example, Anthracite may purchase certain mortgage assets from PNC Bank, which owns 69% of the outstanding capital stock of BlackRock's parent company, BlackRock, Inc. PNC Bank will be able to influence the investment decisions of Anthracite.

         BlackRock and its employees may engage in other business activities which could reduce the time and effort spent on the management of Anthracite. BlackRock also provides services to REITs not affiliated with us. As a result, there may be a conflict of interest between the operations of BlackRock and its affiliates in the acquisition and disposition of mortgage assets. In addition, BlackRock and its affiliates may from time to time purchase mortgage assets for their own account and may purchase or sell assets from or to Anthracite. Such conflicts may result in decisions and allocations of mortgage assets by BlackRock that are not in our best interests.

         Although we have adopted investment guidelines, those guidelines give BlackRock significant discretion in investing. Anthracite's investment and operating policies and the strategies that BlackRock uses to implement those policies may be changed at any time without the consent of stockholders.

We are dependent on BlackRock and the termination by us of our management agreement with BlackRock could result in a termination fee.

         The management agreement between Anthracite and BlackRock provides for base management fees payable to BlackRock without consideration of the performance of Anthracite's portfolio and also provides for incentive fees based on certain performance criteria, which could result in BlackRock recommending riskier or more speculative investments. Termination of the management agreement between Anthracite and BlackRock by Anthracite would result in the payment of a substantial termination fee, which could adversely affect Anthracite's financial condition. Termination of the management agreement by Anthracite could also adversely affect Anthracite if Anthracite were unable to find a suitable replacement.

Interest rate fluctuations will affect the value of our mortgage assets, net income and common stock.

         Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect the income and value of our common stock in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

An interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.

         Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We fund a substantial portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a potential mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in Anthracite incurring operating losses.

Interest rate caps on our mortgage-backed securities may adversely affect our profitability.

         Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

Because we acquire fixed-rate securities, an increase in interest rates may adversely affect our profitability.

         We also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability.

A disproportionate rise in short-term interest rates as compared to long-term interest rates may adversely affect our income.

         The relationship between short-term and long-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our borrowings will primarily bear interest at short-term rates and our assets will primarily bear interest at medium-term to long-term rates, a flattening of the yield curve tends to decrease our net income and market value of our net assets. Additionally, to the extent cash flows from long-term assets that return scheduled and unscheduled principal are reinvested, the spread between the yields of the new assets and available borrowing rates may decline and also may tend to decrease the net income and market value of our net assets. It is also possible that short-term interest rates may adjust relative to long-term interest rates such that the level of short-term rates exceeds the level of long-term rates (a yield curve inversion). In this case, our borrowing costs may exceed our interest income and operating losses could be incurred.

Our assets include subordinated commercial mortgage-backed securities which are subordinate in right of payment to more senior securities.

         Our assets include a significant amount of subordinated commercial mortgage-backed securities, which are the most subordinate class of securities in a structure of securities secured by a pool of loans and accordingly are the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. We may not recover the full amount or, in extreme cases, any of our initial investment in such subordinated interests. Additionally, market values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior interests. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquidity of investment.

Our assets include mezzanine loans which have greater risks of loss than more senior loans.

         Our assets include a significant amount of mezzanine loans which involve a higher degree of risk than long-term senior mortgage loans. In particular, a foreclosure by the holder of the senior loan could result in the mezzanine loan becoming unsecured. Accordingly, we may not recover some or all of our investment in such a mezzanine loan. Additionally, we may permit higher loan to value ratios on mezzanine loans than we would on conventional mortgage loans when we are entitled to share in the appreciation in value of the property securing the loan.

Prepayment rates can increase which would adversely affect yields on our investments.

         The yield on investments in mortgage loans and mortgage-backed securities and thus the value of our common stock is sensitive to changes in prevailing interest rates and changes in prepayment rates, which results in a divergence between our borrowing rates and asset yields, consequently reducing income derived from our investments.

Our ownership of non-investment grade mortgage assets subjects us to an increased risk of loss.

         We acquire mortgage loans and non-investment grade mortgage-backed securities, which are subject to greater risk of credit loss on principal and non-payment of interest in contrast to investments in senior investment grade securities.

Our mortgage loans are subject to certain risks.

         We acquire, accumulate and securitize mortgage loans as part of our investment strategy. While holding mortgage loans, we are subject to risks of borrower defaults, bankruptcies, fraud and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing and hedging the mortgage loans can exceed the interest income on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. In addition, delinquency and loss ratios on Anthracite's mortgage loans are affected by the performance of third-party servicers and special servicers.

We invest in multifamily and commercial loans which involve a greater risk of loss than single family loans.

         Our investments include multifamily and commercial real estate loans which are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity which provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of multifamily and commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

Limited recourse loans limit our recovery to the value of the mortgaged property.

         A substantial portion of the mortgage loans we acquire may contain limitations on the mortgagee's recourse against the borrower. In other cases, the mortgagee's recourse against the borrower is limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the mortgagee's selection of remedies and the impact of those laws on that selection. In those cases, in the event of a borrower default, recourse may be limited to only the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan. As to those mortgage loans that provide for recourse against the borrower and their assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

The volatility of certain mortgaged property values may adversely affect our mortgage loans.

         Commercial and multifamily property values and net operating income derived therefrom are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; perceptions by prospective tenants, retailers and shoppers of the safety, convenience, services and attractiveness of the property; the willingness and ability of the property's owner to provide capable management and adequate maintenance; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs).

We invest in foreign mortgage loans and real properties which are subject to currency conversion risks, foreign tax laws and uncertainty of foreign laws.

         We invest in mortgage loans secured by real property located outside the United States, which exposes us to currency conversion risks, foreign tax laws and the uncertainty of foreign laws.

Leveraging our investments may increase our exposure to loss.

         We leverage our investments and thereby increase the volatility of our income and net asset value which may result in operating or capital losses. If borrowing costs increase, or if the cash flow generated by our assets decreases, our use of leverage will increase the likelihood that we will experience reduced or negative cash flow and reduced liquidity.

Our hedging transactions can limit our gains and increase our exposure to losses.

         We use hedging strategies that involve risk and that may not be successful in insulating us from exposure to changing interest and prepayment rates. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Failure to maintain REIT status would have adverse tax consequences.

         To continue to qualify as a REIT, we must comply with requirements regarding the nature of our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT.

         If in any taxable year we fail to qualify as a REIT:

     o we would be subject to federal and state income tax on our taxable income at regular corporate rates;

     o we would not be allowed to deduct distributions to stockholders in computing our taxable income; and

     o unless we were entitled to relief under the Code, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

         If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or distribution to our stockholders would be reduced for each of the years involved.

         Qualification as a REIT involves the application of highly technical and complex provisions of the Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, there cannot be any assurance that we are or will remain so qualified.

         In addition, the rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the United States Department of the Treasury. Changes to the tax law could adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

Potential future offerings could dilute the interests of holders of our common stock.

         Stockholders will be subject to significant potential dilution from future equity offerings, including offerings of securities that are convertible into or exchangeable for shares of our common stock. Future equity offerings may have an adverse effect on the market price of our common stock.

Competition may adversely affect our ability to acquire assets.

         Because of competition, we may not be able to acquire mortgage-backed securities at favorable yields.

Failure to maintain an exemption from the Investment Company Act of 1940 would restrict our operating flexibility.

         We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Accordingly, we do not expect to be subject to the restrictive provisions of the Investment Company Act. Failure to maintain an exemption from the Investment Company Act would adversely affect our ability to operate.

Restrictions on ownership of our common stock may inhibit market activity.

         In order for Anthracite to meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of any class of our capital stock. Our charter further prohibits (1) any person from beneficially or constructively owning shares of capital stock that would result in Anthracite being "closely held" under Section 856(h) of the Code or would otherwise cause Anthracite to fail to qualify as a REIT, and (2) any person from transferring shares of capital stock if such transfer would result in shares of capital stock being beneficially owned by fewer than 100 persons. If any transfer of shares of capital stock occurs which, if effective, would result in a violation of one or more ownership limitations, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole shares) will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee may not acquire any rights in such shares; provided, however, that if any transfer occurs which, if effective, would result in shares of capital stock being owned by fewer than 100 persons, then the transfer shall be null and void and the intended transferee shall acquire no rights to the stock. Subject to certain limitations, our board of directors may waive the limitations for certain investors.

         Our authorized capital stock includes preferred stock issuable in one or more series. The issuance of preferred stock could have the effect of making an attempt to gain control of Anthracite more difficult by means of a merger, tender offer, proxy contest or otherwise. We currently have two series of preferred stock outstanding, which have preferences on dividend payments that could affect our ability to make dividend distributions to the common stockholders.

         The provisions of our charter or relevant Maryland law may inhibit market activity and the resulting opportunity for the holders of our common stock to receive a premium for their common stock that might otherwise exist in the absence of such provisions. Such provisions also may make Anthracite an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our common stock.

         Material provisions of the Maryland General Corporation Law ("MGCL") relating to "business combinations" and a "control share acquisition" and "unsolicited takeovers," and of our charter and bylaws may also have the effect of delaying, deterring or preventing a takeover attempt or other change in control of Anthracite that would be beneficial to stockholders and might otherwise result in a premium over then prevailing market prices. Although our bylaws contain a provision exempting the acquisition of our common stock by any person from the control share acquisition statute, there can be no assurance that such provision will not be amended or eliminated at any time in the future.

We may become subject to environmental liabilities.

         We may become subject to environmental risks when we acquire interests in properties with material environmental problems. Such environmental risks include the risk that operating costs and values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Such laws often impose liability regardless of whether the owner or operator knows of, or was responsible for, the presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of hazardous substances could exceed the value of the property. Our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties.

There is a limitation on the liability of BlackRock.

         Pursuant to the management agreement, BlackRock will not assume any responsibility other than to render the services called for under the management agreement and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. BlackRock and its directors and officers will not be liable to Anthracite, any of our subsidiaries, our unaffiliated directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. We have agreed to indemnify BlackRock and its directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of BlackRock not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

Our investments may be illiquid and their value may decrease.

         Many of our assets are relatively illiquid. In addition, certain of the mortgage-backed securities that we have acquired or we will acquire will include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those mortgage-backed securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

                                USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock by any selling stockholder. All proceeds from the sale of shares of our common stock will go to the selling stockholders who offer and sell their shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the federal income tax consequences that are anticipated to be material to an investor in the common stock of Anthracite. This summary is based on current law, is for general information only and is not tax advice. The tax consequences related to an investment in Anthracite may vary depending on an investor's particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our common stock in light of his or her personal investment or tax circumstances, or to holders of our common stock subject to special treatment under the federal income tax laws. Investors subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding common stock as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock.

         The information in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS"), and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment, and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or sustained by a court if challenged by the IRS.

         You are urged to consult your tax advisor regarding the specific tax consequences to you of (1) the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences, (2) our election to be taxed as a real estate investment trust ("REIT") for federal income tax purposes and (3) potential changes in applicable tax laws.

Taxation of Anthracite -- General

         Commencing with our taxable year ended December 31, 1998, we have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code, and we intend to continue to operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

         The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

         Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed.

         Among other provisions of the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act") are provisions that generally lower the rate at which stockholders who are individuals are taxed on corporate dividends, from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains), for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by stockholders from Anthracite or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010.

         Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

         - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

         - We may be required to pay the "alternative minimum tax" on items of tax preference, if any.

         - If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

         - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business. Further, we will be required to pay a 100% tax in respect of amounts that are treated by us as rents from real property but are properly allocable or attributable under the Code to services rendered by a taxable REIT subsidiary (see below).

         - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount based upon the magnitude of the failure, adjusted to reflect the profitability of such gross income.

         - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

         - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet finalized, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

         - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

Requirements for Qualification as a Real Estate Investment Trust

         The Code defines a REIT as a corporation, trust or association:

         (1)   that is managed by one or more trustees or directors;

         (2) that issues transferable shares or transferable certificates of beneficial ownership to its owners;

         (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

         (4) that is not a financial institution or an insurance company under the Code;

         (5)   that is owned by 100 or more persons;

         (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include some entities, during the last half of each year; and

         (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

         The Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

         Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in Conditions (5) and
(6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in Conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

         In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

         The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

Taxable REIT Subsidiaries

         REITs are permitted to own up to 100% of the shares in a corporation that elects to be treated as a taxable REIT subsidiary ("taxable REIT subsidiary"). In order to obtain taxable REIT subsidiary status, the corporation and the REIT must file a joint election with the IRS. A taxable REIT subsidiary pays tax at regular corporate income rates on any income it earns. Moreover, the Code contains rules (including a limitation on interest deductions and rules requiring the imposition of taxes on the REIT at a rate of 100% on certain reallocated income and expenses) to ensure that contractual arrangements between a taxable REIT subsidiary and its beneficial owners are at arm's length. Securities in taxable REIT subsidiaries will not qualify as "real estate assets" for the purposes of the 75% asset test described below under the heading " - Asset Tests."

Qualified REIT Subsidiaries

         A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below. A qualified REIT subsidiary does not include a corporation that elects to be treated as a taxable REIT subsidiary.

Income Tests

         We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

         Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

         In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage-backed securities, and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

         We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

         We may employ, to the extent consistent with the REIT provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

         - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

         - we attach a schedule of the sources of our income to our federal income tax return; and

         - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

         It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions did not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of Anthracite--General", even if these relief provisions were to apply, and we retained our status as a REIT, a tax would be imposed with respect to our income that did not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Foreclosure Property

         Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate. Foreclosure property includes real property and related personal property that (1) is acquired by us through foreclosure following a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

Prohibited Transaction Income

         Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

Hedging Transactions

         We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Asset Tests

         At the close of each quarter of each year, we also must satisfy four tests relating to our assets.

         First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering.

         Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class.

         Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total voting power or more than 10% of the value of the outstanding securities of any corporation which is not a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. Under a transition rule, the limitation on owning more than 10% of the value of the outstanding securities of a corporation does not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date and provided that we do not acquire additional securities in such issuer after that date.

         Finally, no more than 20% of the value of a REIT's total assets may be represented by securities of one or more taxable REIT subsidiaries.

         We expect that any mortgage backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans, and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

         We anticipate that we may securitize all or a portion of the mortgage loans which we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." See "--Prohibited Transaction Income."

         After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

         We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

Annual Distribution Requirements

         To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general, "REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction. In addition, if we dispose of any asset within 10 years of acquiring it from a taxable C corporation in a tax free reorganization or any other similar carry over basis transaction, we will be required, under Treasury regulations not yet promulgated, to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

         We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular federal corporate tax rates.

         From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

         Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

Record Keeping Requirements

         We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

Failure to Qualify

         If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code described above do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation will reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, to the extent of our current and accumulated earnings and profits, distributions to our stockholders who are individuals generally will be taxable at preferential rates, pursuant to the 2003 Act, and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we will be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

         When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

         -     a citizen or resident of the United States;

         - a corporation, or other entity taxable as a corporation and created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

         - an estate the income of which is subject to United States federal income taxation regardless of its source; or

         - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons whom have the authority to control all substantial decisions of the trust.

Distributions Generally

         Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individuals who receive dividends from taxable C corporations pursuant to the 2003 Act. An exception applies, however, and individual stockholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) income that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable corporations or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions.

         To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

         Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held his shares. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Retention of Net Capital Gains

         We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

         - include their proportionate share of our undistributed net capital gains in their taxable income;

         - receive a credit for their proportionate share of the tax paid by us; and

         - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us;

Passive Activity Losses and Investment Interest Limitations

         Distributions we make, and gain arising from the sale or exchange by a U.S. stockholder of our shares, will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

         If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding and Information Reporting

         We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

         The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

         For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

         Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

         -     is described in Section 401(a) of the Code;

         -     is tax-exempt under Section 501(a) of the Code; and

         - holds more than 10%, by value, of the equity interests in the REIT.

         Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

         A REIT is a "pension held REIT" if:

         -     it would not have qualified as a REIT but for the fact that
               Section 856(h)(3) of the Code provides that stock owned by qualified trust shall be treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

         - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

         The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

         - the gross income from the unrelated business earned by the REIT, less direct expenses relating to this gross income, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

         - the total gross income of the REIT less direct expenses relating to this gross income.

         A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

         The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

         Prospective non-U.S. stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local income tax laws with regard to an investment in our common stock and of our election to be taxed as a real estate investment trust including any reporting requirements.

         Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files a Form W-8ECI with us claiming that the distribution is effectively connected income.

         Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders.

         Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed common stock, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is or can be designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

         Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of a class of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established common stock market.

         Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). A similar rule will apply to capital gain dividends to which FIRPTA does not apply.

Withholding Tax and Information Reporting on Disposal of REIT Stock

         The payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner furnishes to the broker the appropriate documentation upon which the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption and provided the broker does not have actual knowledge or reason to know that the beneficial owner is a U.S. stockholder.

         The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below.

         In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is:

         -     a U.S. person;

         - a "controlled foreign corporation" for U.S. federal income tax purposes; or

         - a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary.

         The sale of common stock outside of the U.S. through a non-U.S. broker will also be subject to information reporting if the broker is a foreign partnership and at any time during its tax year:

         - one or more of its partners are United States persons, as defined for U.S. federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

         -     the foreign partnership is engaged in a U.S. trade or business.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

         Each prospective holder of common stock should consult that holder's own tax adviser with respect to the information and backup withholding requirements.

Possible Legislative or Other Actions Affecting REITs

         The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

         The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the rates at which individuals are taxed on long-term capital gains (a maximum rate of 15% replaces the prior maximum rate of 20%, through 2008). Long-term capital gains from the sale of stock of REITs are eligible for these reduced rates. Tax rates for individuals on dividends received from taxable C corporations were also reduced (with the maximum rate falling from 38.6% to 15% for tax years through 2008). In general, dividends payable by REITs are not eligible for such treatment except in limited circumstances which Anthracite does not contemplate. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of non-REIT corporations that pay dividends as relatively more attractive.

State, Local and Foreign Taxation

         We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our common stock.

                             SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale from time to time of up to 92,400 shares of common stock by the selling stockholders in the manner and under the circumstances described under "Plan of Distribution." The shares include up to 92,400 shares of common stock issuable upon the exercise of the Options. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amount the selling stockholders may offer the shares of common stock for sale.

         The following table sets forth:

         o     the name of each selling stockholder;

         o the number of shares of common stock owned by each selling stockholder prior to this offering;

         o the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus; and

         o the number of shares of common stock held by each selling stockholder and the percentage of common stock owned by each selling stockholder after the completion of this offering.

         Since the date on which the selling stockholders provided this information, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in a transaction or series of transactions exempt from the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements in this prospectus to the extent required.

         For purposes of presenting beneficial ownership information in the table, we have assumed that the selling stockholders will, if applicable, exercise all of the Options, and sell all of the shares of common stock offered under this prospectus and that no selling stockholder will acquire additional shares of common stock after the date of this prospectus. As of July 9, 2003, there were 48,092,083 shares of our common stock outstanding.


---------------------------------------------------------------------------------------------------------
                          Number of Shares of
                             Common Stock                                Number of Shares of
                          Beneficially Owned      Number of Shares of    Common Stock to be
                             Prior to the        Common Stock Offered    Owned After this
  Name                       Offering(1)         in this Prospectus(2)     Offering (3)     Percentage(4)
----------------------------------------------------------------------------------------------------------

Alan L. Gosule                  31,100 (5)               30,800                   300                *
Silas Keehn                     32,422 (6)               30,800                  1,622               *
Leon T. Kendall                 78,030 (7)               30,800                 47,230               *
----------------------------------------------------------------------------------------------------------

*  Less than 1%.

(1) This table is based upon information provided by the selling stockholders. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally includes
(a) any securities that are or will become exercisable within the next 60 days and (b) consideration of voting or investment power with respect to the securities at issue.
(2) Assumes that all the Options are exercised by the selling stockholders.
(3) Assumes that each selling stockholder will sell all of such stockholder's shares of the common stock being registered hereby. Based on each selling stockholder's beneficial ownership of shares of common stock as of July 8, 2003.
(4) The percentage is calculated based on 48,092,083 shares of common stock outstanding as of July 9, 2003 and assuming that all Options held by such selling stockholder have been exercised and none of the options held by the other persons have been exercised and on each selling stockholder's beneficial ownership of shares of common stock as of July 8, 2003.
(5) Includes (a) 23,100 shares of common stock issuable upon the exercise of Mr. Gosule's Options, and (b) 8,000 shares of common stock.
(6) Includes (a) 30,800 shares of common stock issuable upon the exercise of Mr. Keehn's Options, and (b) 1,622 shares of common stock.
(7) Includes (a) 30,800 shares of common stock issuable upon the exercise of Mr. Kendall's Options, (b) 25,160 shares of common stock issuable upon conversion of 17,198 shares of 10% Series B Cumulative Redeemable Convertible Preferred Stock that are held by Mr. Kendall, and (c) 22,070 shares of common stock.

         Mr. Kendall has been an unaffiliated director of our board of directors since May 2000. To our knowledge, none of the other selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

                             PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The "selling stockholders" as used in this section of the prospectus refers to the selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest. All costs, expenses and fees in connection with the registration of the shares of common stock offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares of common stock may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange or any other organized market or quotation system where the shares of common stock may be traded, in the over-the-counter market, in transactions otherwise than on the New York Stock Exchange or any other organized market or quotation system where the shares of common stock may be traded or the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. The shares of common stock may also be transferred pursuant to a gift or pledge. Such transactions may or may not involve brokers or dealers. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling stockholders.

         The selling stockholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders may enter into hedging transactions. For example, the selling stockholders may, among other things:

         o enter into transactions involving short sales of the shares of common stock by broker-dealers;

         o sell the shares of common stock themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

         o enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of common stock offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction);

         o loan or pledge the shares of common stock to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares; or

         o     any combination of the foregoing.

         The selling stockholders may not sell any, or may not sell all, of the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of common stock by other means not described in this prospectus. Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholders may also, from time to time, sell any other shares of common stock that they own and that are not covered by this prospectus under Rule 144 or Rule 144A of the Securities Act if they meet the requirements of those rules.

         The selling stockholders and any brokers and any broker-dealers, agents or underwriters that participate with the selling stockholder in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Any selling stockholder, any broker, broker-dealer or agent deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file and distribute a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         o the name of such selling stockholder and of any participating underwriters, broker-dealers or agents;

         o     the aggregate number of shares of common stock being offered;

         o the price at which such shares of common stock were sold and other material terms of the offering;

         o any commissions, discounts, concessions or other items constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to such broker-dealers, where applicable;

         o that the participating broker-dealers did not conduct any investigation to verify the information in or incorporated by reference in this prospectus; and

         o     any other facts material to the transaction.

         The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules, include, without limitation, Regulation M, which may limit the timing of purchases and sales of any shares of the common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

                                 LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon for us by Miles & Stockbridge P.C., Baltimore, Maryland. Certain legal matters relating to federal income tax considerations will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

         Our financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning us can be read and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional office of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is part of a registration statement on Form S-3 filed by us with the SEC. As allowed by the SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

         The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This permits us to disclose important information to you by referring you to another document filed separately with the SEC. Any information incorporated by reference is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (File No. 1-13937) and any filing we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the filing of post-effective amendment that indicates that all shares of common stock offered have been sold or which deregisters all shares then remaining unsold:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         o     Our Quarterly Report on Form 10-Q for the quarter ended March
               31, 2003;

         o Our Current Reports on Form 8-K filed on February 25, 2003, May 23, 2003, May 30, 2003 and August 6, 2003;

         o     Our Definitive Proxy Statement filed on April 25, 2003; and

         o The description of our common stock contained in our registration statement on Form 8-A filed on March 9, 1998, including any amendment or report filed to update the description.

         Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus. You may direct your requests to Investor Relations, Anthracite Capital, Inc., 40 East 52nd Street, New York, New York 10022 (telephone number
(212) 409-3333).

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth an estimate of the expenses to be incurred by the registrant in connection with the offering of common stock described in this Registration Statement. All such expenses other than the Securities and Exchange Commission registration fee are estimates.

Securities and Exchange Commission Registration Fee.............  $      93
Accounting Fees and Expenses....................................  $   7,500
Legal Fees......................................................  $  50,000
Miscellaneous (including Listing Fees, if applicable)...........  $     407
      Total.....................................................  $  58,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the Maryland General Corporation Law ("MGCL"), the registrant's Charter obligates it to indemnify its present and former directors and officers and the manager and its employees, officers, directors and controlling persons and to pay or reimburse reasonable expenses for such persons in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The registrant's Bylaws implement the provisions relating to indemnification contained in its Charter. The MCGL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The registrant's Charter contains a provision providing for elimination of the liability of its directors or officers to it or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time. The registrant will maintain for the benefit of its officers and directors, officers' and directors' insurance.

ITEM 16.  EXHIBITS

         The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

EXHIBIT
NUMBER                    DESCRIPTION OF EXHIBITS
-------         ---------------------------------------------------------------

    2.1 Agreement and Plan of Merger, dated as of February 8, 2000, by and among Anthracite Capital, Inc., Anthracite Acquisition Corp. and CORE Cap, Inc. (incorporated by reference to Exhibit
               2.1 to the Registration Statement on Form S-4, File No. 33-33596, filed by the Registrant on March 30, 2000).

    4.1 Articles of Amendment and Restatement of the Registrant (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K, File No. 1-13937, filed by the Registrant on March 29, 2000).

    4.2        Bylaws of the Registrant (incorporated by reference to Exhibit
               3.2 of the Registration Statement on Form S-11, File No. 333-40813, filed by the Registrant on March 18, 1998).

    5.1        Opinion of Miles & Stockbridge P.C.*

    8.1        Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

    23.1       Consent of Deloitte & Touche LLP.

    23.2       Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1).*

    23.3 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*

    24.1 Power of Attorney of certain officers and directors of the Registrant (included in signature page).*

_________

*  Previously filed.


ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate the changes in volume and price represents no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirement of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 7, 2003.

                                        ANTHRACITE CAPITAL, INC.


                                        By: /s/ Richard M. Shea
                                            ------------------------------
                                            Name:  Richard M. Shea
                                            Title: Chief Operating Officer
                                                   and Chief Financial Officer


         Pursuant to requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


*                           Chairman of the Board            August 7, 2003
-----------------------     of Directors
Laurence D. Fink


*                           Director, President and
-----------------------     Chief Executive Officer          August 7, 2003
Hugh R. Frater


/s/ Richard M. Shea
-----------------------     Chief Operating Officer and
Richard M. Shea             Chief Financial Officer          August 7, 2003


*                           Director                         August 7, 2003
----------------------
Donald G. Drapkin


*                           Director                         August 7, 2003
-----------------------
Carl F. Geuther


*                           Director                         August 7, 2003
-----------------------
Jeffrey C. Keil


*                           Director                         August 7, 2003
-----------------------
Leon T. Kendall


*                           Director                         August 7, 2003
------------------------
Kendrick R. Wilson, III


* By: /s/ Richard M. Shea   Attorney-in-Fact                 August 7, 2003
     --------------------
     Richard M. Shea

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBITS
-------          --------------------------------------------------------------

    2.1 Agreement and Plan of Merger, dated as of February 8, 2000, by and among Anthracite Capital, Inc., Anthracite Acquisition Corp. and CORE Cap, Inc. (incorporated by reference to
                 Exhibit 2.1 to the Registration Statement on Form S-4, File No. 333-33596, filed by the Registrant on March 30, 2000).

    4.1 Articles of Amendment and Restatement of the Registrant (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K, File No. 1-13937, filed by the Registrant on March 29, 2000).

    4.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-11, File No. 333-40813, filed by the Registrant on March 18, 1998).

    5.1          Opinion of Miles & Stockbridge P.C. *

    8.1          Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

    23.1         Consent of Deloitte & Touche LLP.

    23.2         Consent of Miles & Stockbridge P.C. (included in Exhibit
                 5.1).*

    23.3 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*

    24.1 Power of Attorney of certain officers and directors of Anthracite (included in signature page).*

_________

* Previously filed.